Consolidated Financial Statements of

SMART Technologies Inc.

Years ended March 31, 2015, 2014 and 2013

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated financial statements of SMART Technologies Inc., which comprise the consolidated balance sheets as at March 31, 2015 and 2014, the consolidated statements of operations, comprehensive income (loss), shareholders’ deficit and cash flows for each of the years in the three year period ended March 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as at March 31, 2015 and March 31, 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended March 31, 2015 in accordance with U.S. generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 14, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of SMART Technologies Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

May 14, 2015

Calgary, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.:

We have audited SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SMART Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting for the year ended March 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SMART Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SMART Technologies Inc. as of March 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated May 14, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

May 14, 2015

Calgary, Canada

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31,

	2015	2014	2013
Revenue (note 1 (k))	$492,919	$589,174	$589,370
Cost of sales	261,057	340,107	322,429

Gross margin	231,862	249,067	266,941

Operating expenses
Selling, marketing and administration	103,561	116,681	176,243
Research and development	43,606	40,267	48,811
Depreciation and amortization of property and equipment (note 5)	11,266	16,357	21,190
Amortization of intangible assets (notes 1(h) and 7)	71	22,367	9,571
Restructuring costs (note 2)	6,108	5,891	20,774
Impairment of goodwill (note 6)	—	—	34,173
Impairment of property and equipment (note 5)	—	—	2,194
(Gain) loss on sale of long-lived assets (note 7)	(84)	(4,151)	88

	164,528	197,412	313,044

Operating income (loss)	67,334	51,655	(46,103)

Non-operating expenses
Interest expense	19,958	21,446	12,761
Foreign exchange loss	11,107	9,904	5,003
Other income	(712)	(759)	(394)

	30,353	30,591	17,370

Income (loss) before income taxes	36,981	21,064	(63,473)

Income tax expense (recovery) (note 13)
Current	(1,945)	5,097	(1,315)
Deferred	14,798	(4,577)	(7,663)

	12,853	520	(8,978)

Net income (loss)	$24,128	$20,544	$(54,495)

Earnings (loss) per share (note 14)
Basic	$0.20	$0.17	$(0.45)
Diluted	$0.19	$0.16	$(0.45)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (Loss)

(thousands of U.S. dollars)

For the years ended March 31,

	2015	2014	2013
Net income (loss)	$24,128	$20,544	$(54,495)
Other comprehensive income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(1,216)	3,280	1,572
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $281 ($394 and $96 for the years ended March 31, 2014 and March 31, 2013, respectively)	5,774	3,993	473
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the year ended March 31, 2015	(422)	—	—

	4,136	7,273	2,045

Total comprehensive income (loss)	$28,264	$27,817	$(52,450)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

	March 31, 2015	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$54,465	$58,146
Trade receivables, net of allowance for receivables of $4,392 and $3,182 (note 3)	61,584	86,809
Other current assets	6,466	9,228
Income taxes recoverable	7,432	2,996
Inventory (note 4)	51,638	78,191
Deferred income taxes (note 13)	8,052	27,045

	189,637	262,415

Property and equipment (note 5)	54,745	73,615
Intangible assets (notes 1(h) and note 7)	249	449
Deferred income taxes (note 13)	8,304	6,788
Deferred financing fees (note 10(b))	2,462	3,859
Other long-term assets	354	407

	$255,751	$347,533

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$18,678	$31,075
Accrued and other current liabilities (note 8)	44,340	82,936
Deferred revenue	13,134	74,115
Current portion of capital lease obligation (note 5)	1,103	1,184
Current portion of long-term debt (note 10)	10,156	9,375

	87,411	198,685

Long-term debt (note 10)	96,342	104,923
Capital lease obligation (note 5)	53,818	62,950
Other long-term liabilities	938	201
Deferred revenue	11,787	9,745

	250,296	376,504
Commitments and contingencies (note 15)
Shareholders’ equity (deficit)
Share capital (note 11)
Common Shares – no par value; unlimited shares authorized; issued and outstanding 122,190,913 and 42,172,275	696,151	456,474
Class B Shares – no par value; unlimited shares authorized; outstanding – 0 and 79,464,195	—	238,407
Treasury Shares (Common Shares) – issued 410,502	(840)	(840)
Accumulated other comprehensive income (loss)	2,672	(1,464)
Additional paid-in capital (notes 11 and 12)	48,630	43,738
Deficit	(741,158)	(765,286)

	5,455	(28,971)

	$255,751	$347,533

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

(thousands of U.S. dollars)

For the years ended March 31,

	2015	2014	2013
Share capital stated amount (note 11)
Balance, beginning of year	$694,041	$692,270	$696,399
Participant Equity Loan Plan (note 11)	234	603	680
Repurchase of common shares (note 11)	—	—	(5,435)
Stock-based compensation expense (note 12)	—	—	218
Shares issued under stock plans (note 11)	1,036	1,168	408

Balance, end of year	695,311	694,041	692,270
Accumulated other comprehensive income (loss)
Balance, beginning of year	(1,464)	(8,737)	(10,782)
Other comprehensive income	4,136	7,273	2,045

Balance, end of year	2,672	(1,464)	(8,737)
Additional paid-in capital
Balance, beginning of year	43,738	41,281	34,109
Participant Equity Loan Plan (note 11)	—	—	(171)
Repurchase of common shares (note 11)	—	—	4,685
Stock-based compensation expense (note 12)	5,910	3,603	3,066
Shares issued under stock plans (note 11)	(1,018)	(1,146)	(408)

Balance, end of year	48,630	43,738	41,281
Deficit
Balance, beginning of year	(765,286)	(785,830)	(731,335)
Net income (loss)	24,128	20,544	(54,495)

Balance, end of year	(741,158)	(765,286)	(785,830)

Total shareholders’ equity (deficit)	$5,455	$(28,971)	$(61,016)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31,

	2015	2014	2013
Cash provided by (used in)
Operations
Net income (loss)	$24,128	$20,544	$(54,495)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization of property and equipment (note 5)	16,619	25,875	24,950
Amortization of intangible assets (note 7)	160	22,463	9,571
Amortization of deferred financing fees (note 10(b))	1,023	3,471	2,155
Non-cash interest expense on long-term debt	1,338	374	260
Non-cash expense (recovery) in other liabilities	98	(3,870)	(1,200)
Stock-based compensation expense	5,910	3,603	3,284
Unrealized loss on foreign exchange	12,478	10,627	7,129
Deferred income tax expense (recovery)	14,798	(4,577)	(7,663)
Impairment of goodwill	—	—	34,173
Gain on liquidation of foreign subsidiary	(422)	—	—
(Gain) loss on sale of long-lived assets	(84)	(4,151)	88
Impairment of property and equipment	—	—	2,194
Trade receivables	19,829	(26,356)	26,321
Other current assets	2,197	1,053	2,564
Inventory	19,288	(18,634)	43,796
Income taxes recoverable and payable	(5,864)	21,746	(16,197)
Accounts payable, accrued and other current liabilities	(40,231)	7,378	(6,509)
Deferred revenue	(53,574)	(29,530)	(84)
Other long-term assets	—	(465)	—

Cash provided by operating activities	17,691	29,551	70,337
Investing
Capital expenditures	(6,691)	(11,383)	(19,269)
Proceeds from sale of long-lived assets	116	4,221	49
Intangible assets	—	—	(201)
Proceeds from sale-leaseback, net (note 5)	—	76,216	—

Cash (used in) provided by investing activities	(6,575)	69,054	(19,421)
Financing
Repurchase of common shares	—	—	(750)
Proceeds from credit facilities and long-term borrowings	5,000	127,950	—
Repayment of credit facilities and long-term borrowings	(14,375)	(302,912)	(3,050)
Financing fees paid	(12)	(4,824)	—
Repayment of capital lease obligation	(1,152)	(1,361)	—
Participant Equity Loan Plan, net	224	559	480
Common shares issued	19	22	—

Cash used in financing activities	(10,296)	(180,566)	(3,320)
Effect of exchange rate changes on cash and cash equivalents	(4,501)	(1,276)	(1,748)

Net (decrease) increase in cash and cash equivalents	(3,681)	(83,237)	45,848
Cash and cash equivalents, beginning of year	58,146	141,383	95,535

Cash and cash equivalents, end of year	$54,465	$58,146	$141,383

Cash and cash equivalents are comprised as follows
Cash	$26,592	$31,434	$24,318
Cash equivalents	27,873	26,712	117,065

	$54,465	$58,146	$141,383

Supplemental cash flow disclosures:
Interest paid	$15,110	$15,043	$10,398
Income taxes paid	$8,542	$3,093	$14,981
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$135	$1,564	$2,292
Non-cash acquisition of asset under capital lease	$—	$70,936	$—

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Nature of business

SMART Technologies Inc. (the “Company”), formerly SMART Technologies (Holdings) Inc., was incorporated on June 11, 2007 under the Business Corporations Act (Alberta). On August 28, 2007 the shareholders of a related company which was then named SMART Technologies Inc. (“STI”), transferred 100% of the issued shares of STI to the Company. Prior to August 28, 2007 the principal operating company was STI. On August 28, 2007, SMART Technologies ULC was formed with the amalgamation of STI and a numbered company. On February 26, 2010 the Company changed its name to SMART Technologies Inc.

Through its wholly owned subsidiary, SMART Technologies ULC, and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. The Company is the global leader in the interactive display category, which is the core of its collaboration solutions. It generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

1. Basis of presentation and significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. The significant accounting policies used in these GAAP consolidated financial statements are as follows.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated on consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, restructuring provisions, stock-based compensation, deferred income taxes, investment tax credits, valuation of derivative financial instruments and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.

(c) Foreign currency translation

The Company’s Canadian operations and its foreign subsidiaries outside the United States (“U.S.”) and New Zealand, which solely provide sales and marketing support, have the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates. Gains and losses on re-measurement are recorded in the Company’s consolidated statements of operations as part of foreign exchange loss. The Company’s U.S. and New Zealand

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

operating subsidiaries have the U.S. dollar as their functional currency and its Japanese operating subsidiary had the Japanese Yen as its functional currency. The Company completed the wind down of its Japanese subsidiary in fiscal year 2015. The financial statements of these subsidiaries are translated into Canadian dollars using the method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the period. Exchange gains or losses from the translation of these foreign subsidiaries’ financial results are credited or charged to foreign currency translation included in other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

The Company uses the U.S. dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

(d) Cash and cash equivalents

Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost, which approximates fair value.

(e) Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates collectability of specific customer receivables based on a variety of factors on a periodic basis. The Company considers currency risk, geopolitical risk, payment history, customer stability, the age of the trade receivable balances and other factors that may affect the resellers’ and distributors’ ability to pay. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered.

(f) Inventories

Raw materials and finished goods inventory is stated at the lower of cost, computed using the first-in, first-out method, or market. Cost includes the cost of the material plus the applicable share of overhead. If the cost of the inventory exceeds its market value, provisions are made for the difference between the cost and the market value.

(g) Property and equipment

Property and equipment is recorded at cost and depreciated over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives are generally as follows: asset under capital lease, 20 years; information systems, hardware and software, two to four years; assembly equipment, furniture, fixtures and other, two to four years; and leasehold improvements, two to four years. The Company capitalizes certain internal and external costs incurred to acquire or develop internal use software. Capitalized software costs are amortized over its useful life, which ranges from two to four years. Depreciation expense related to equipment used in assembly operations held at the Company’s contract manufacturers is included in cost of sales.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(h) Long-lived assets including goodwill and intangible assets

The Company reviews property and equipment and intangible assets, excluding goodwill, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value.

Goodwill is not amortized, but is required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired.

All of the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated useful lives, ranging from four to ten years. When there is a change in the estimated useful life of an intangible asset, amortization is adjusted prospectively. In fiscal 2014, the Company reassessed the estimated useful lives of certain of its intangible assets. See Note 7 – Intangible assets for further discussion of this change in accounting estimate. Amortization expense related to the Company’s capitalized software product that is marketed to others is included in cost of sales.

(i) Deferred financing fees

Deferred financing fees represent the direct costs of entering into the Company’s long-term debt and credit facilities. For non-revolving credit facilities, costs are amortized as interest expense using the effective interest method. For revolving credit facilities, costs are amortized as interest expense using the straight-line method. The deferred financing fees are amortized over the term of the debt or credit facilities.

(j) Leases

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of its fair market value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term, and included in depreciation and amortization of property and equipment in the consolidated statements of operations. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease agreement.

Gains associated with the fiscal 2014 sale-leaseback transaction are deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

(k) Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collection is reasonably assured. Revenue consists primarily of consideration from the bundled sale of hardware, software that is essential to the functionality of the hardware and technical support.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Revenue from the bundled sale of hardware, software and technical support is recognized in accordance with general revenue recognition accounting guidance and revenue from separate sales of software products and technical support is recognized in accordance with industry specific software revenue recognition accounting guidance. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

The Company offers certain incentives to customers based on purchase levels. These incentives are recorded as a reduction of related revenues when this revenue is recognized. The Company has agreements with certain distributors which allow for stock rotation rights and price protection. The Company recognizes an allowance for stock rotation rights and price protection based on historical experience. The provision is recorded as a reduction to revenue in the period during which the related revenue is recognized. Revenue is recorded net of sales taxes collected from customers that are remitted to government authorities with the collected sales taxes recorded as current liabilities until remitted to the relevant government authority.

Revenue recognition for arrangements with multiple deliverables

Substantially all the Company’s revenue is made up of the sales of interactive displays and accessories. Interactive displays consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis. For multiple-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

(i)	vendor-specific objective evidence of fair value (“VSOE”);

(ii)	third-party evidence (“TPE”); and

(iii)	estimate of the selling price (“ESP”).

VSOE is established as the price charged for a deliverable when the same deliverable is sold separately by the Company. TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in stand-alone sales. The ESP is established considering internal factors such as internal costs, margin objectives, pricing practices and controls, customer and market conditions such as competitor pricing strategies for similar products, and industry data.

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company currently sells its products.

The Company is unable to determine VSOE for its deliverables as they are not sold in significant volumes on a separate, stand-alone basis. The Company’s go-to-market strategy is the same or similar to that of its peers for these deliverables, in that product offerings are made in multiple deliverable bundles, such that the TPE of selling price of stand-alone deliverables cannot be obtained. Consequently, the Company is unable to establish selling price using VSOE or TPE and therefore uses ESP in its allocation of revenue.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized using the straight-line method over the estimated term of provision. All product cost of sales, including estimated warranty costs, are recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred.

Change in accounting estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multiple-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which became mandatory April 2014, the Company ceased its past practice of providing technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, the Company reassessed the estimated period that support services and unspecified software upgrades were expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales was expected to end on March 31, 2015 and therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades was amortized. No further changes in estimate were made after September 2013. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing from September 24, 2013. For fiscal 2015, the effect of this change on operating income and net income was an increase of $37,839 and $28,379 (2014 – $20,303 and $15,227) respectively and the impact on earnings per share was $0.23 and $0.22 (2014 – $0.13 and $0.12) on a basic and diluted basis.

Revenue recognition for software

The Company also sells software, technical support and unspecified software upgrade rights separately from hardware. For software arrangements involving multiple-elements, revenue is allocated to each element based on the relative fair value only if VSOE evidence of fair values, which is based on prices charged when the element is sold separately, is available. The Company does not have VSOE for the undelivered elements in its software sales and, accordingly, the entire arrangement consideration is deferred and amortized over one year, the estimated period that such items are delivered or that services are provided.

(l) Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (“OCI”).

OCI refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of comprehensive income but are excluded from net income. OCI consists of foreign currency translation adjustments for the period which arise from the conversion of the Canadian dollar consolidated financial statements to the U.S. dollar reporting currency consolidated financial statements. OCI also includes foreign currency translation adjustments from those foreign subsidiaries that have a local currency as their functional currency that arises on translation of these foreign subsidiaries’ financial statements into their parent’s reporting currency.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(m) Financial instruments

Derivative financial instruments are used by the Company to manage its exposure to interest and foreign exchange rate fluctuations. To manage interest rate exposure, the Company enters into interest rate swap contracts and to manage foreign exchange exposure, the Company enters into forward and foreign exchange collar contracts. The Company does not use derivative financial instruments for speculative purposes.

Financial Accounting Standards Board (“FASB”) ASC 815 – Accounting for Derivative Instruments requires all derivative financial instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices.

Derivative contracts that do not qualify as hedges under ASC 815, or where hedge accounting is not applied, are recorded at fair value in the consolidated balance sheet unless exempted from derivative treatment as meeting normal purchase and sale criteria. Any changes in the fair value of these derivative contracts are recorded in net income when those changes occur. The Company does not currently apply hedge accounting as defined by ASC 815 to any of its financial instruments.

(n) Income taxes

In accordance with FASB ASC 740 – Accounting for Income Taxes, the Company uses the liability method of accounting for income taxes. Under the liability method, current income taxes are recognized for the estimated income taxes payable for the current year and deferred income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses and other deductions carried forward for tax purposes that are likely to be realized. A valuation allowance is recorded against net deferred income tax assets if it is more likely than not that the asset will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income in the period that the change is enacted.

The Company follows ASC 740 in assessing its uncertain tax positions and provisions for income taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, prescribes a recognition threshold of more likely than not to be sustained upon examination and provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure and transitions.

(o) Investment tax credits

The Company uses the flow-through method to account for investment tax credits (“ITCs”), earned on eligible Scientific Research and Experimental Development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction (increase) to income tax expense (recovery).

ITCs are subject to technical and financial review by Canadian tax authorities on a project-by-project basis and therefore amounts received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the SR&ED review is completed and the results are made known to the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(p) Research and product development costs

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore all product development costs are expensed as incurred.

(q) Earnings per share

Per share amounts are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(r) Warranty provision

The Company provides for the estimated costs of product warranties at the time revenue is recognized and records the expense in cost of sales. Interactive displays and other hardware products are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, warranty periods, freight, material usage and other related repair or replacement costs. The Company assesses the adequacy of its warranty liability and adjusts the amount as necessary based on actual experience and changes in future estimated costs. The accrued warranty obligation is included in accrued and other current liabilities.

(s) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably using the graded method over the requisite service period with an offset to additional paid-in capital. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and the Company’s results of operations would be impacted. Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to share capital.

The Company classifies Restricted share units (“RSUs”), Performance share units (“PSUs”) and Deferred share units (“DSUs”) as equity instruments as the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each instrument as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense ratably over the vesting period of the RSUs and PSUs. For DSUs, compensation expense is recorded at the date of grant.

(t) Participant Equity Loan Plan

The Company has a Participant Equity Loan Plan (the “Plan”), under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase common shares of the Company at fair value. Common shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and any accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

(u) Restructuring costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable, provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

(v) Recent accounting guidance adopted

In March 2013, the Financial Accounting Standards Board (“FASB”) issued guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance was adopted beginning April 1, 2014, and has been applied for the reclassification of the currency translation adjustment into net income as a result of the liquidation of a foreign subsidiary in the first quarter of fiscal 2015.

(w) Recent accounting guidance not yet adopted

In May 2014, the FASB issued a comprehensive new revenue recognition standard which will supersede previous existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Restructuring costs

(a) Fiscal 2015 March restructuring

At the end of fiscal 2015, the Company completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments will be centralized at the corporate level. As a result, we do not expect to have multiple reportable segments in the first quarter of fiscal 2016. The restructuring plan includes outsourcing of the Company’s information technology function. The restructuring plan is expected to be substantially completed in the second quarter of fiscal 2016.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Changes in the accrued restructuring obligation associated with the fiscal 2015 March restructuring activities were as follows:

	Year ended March 31, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$4,127	$240	$4,367
Restructuring costs paid	(38)	(207)	(245)
Currency translation adjustment	(23)	(2)	(25)

Balance at end of year	$4,066	$31	$4,097

At March 31, 2015, the accrued fiscal 2015 March restructuring obligation of $4,097 was included in accrued and other current liabilities.

(b) Fiscal 2015 restructuring

In the first quarter of fiscal 2015, the Company implemented additional cost reduction measures with the objective of improving its operating efficiencies. The restructuring plan included a change in Education sales staffing and business focus for specific regions within the Europe, Middle East and Africa operations and a reorganization of the North American sales team, to a leaner organizational structure with additional reliance placed on key channel partners. The restructuring plan was substantially completed in the second quarter of fiscal 2015.

Changes in the accrued restructuring obligation associated with the fiscal 2015 restructuring activities were as follows:

	Year ended March 31, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$1,973	$497	$2,470
Restructuring costs paid	(1,790)	(97)	(1,887)
Adjustments	(69)	(355)	(424)
Currency translation adjustment	(62)	(36)	(98)

Balance at end of year	$52	$9	$61

At March 31, 2015, the accrued fiscal 2015 restructuring obligation of $61 was included in accrued and other current liabilities.

(c) Other restructuring activities

Other fiscal 2012 to fiscal 2014 restructuring activities included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions and the transfer of interactive display assembly operations to contract manufacturers. Restructuring plans initiated by the Company in fiscal 2012 and 2013 were completed as of March 31, 2015.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Changes in the accrued restructuring obligation associated with the other restructuring activities were as follows:

	Year ended March 31, 2015
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,191	$4,129	$—	$9,320
Restructuring costs incurred	221	—	284	505
Accretion expense	—	8	—	8
Restructuring costs paid	(3,375)	(4,048)	(242)	(7,665)
Adjustments	(800)	24	(42)	(818)
Currency translation adjustment	(245)	104	—	(141)

Balance at end of year	$992	$217	$—	$1,209

	Year ended March 31, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,890	$7,518	$84	$13,492
Restructuring costs incurred	6,374	235	681	7,290
Accretion expense	—	218	—	218
Restructuring costs paid	(5,005)	(3,949)	(530)	(9,484)
Adjustments	(1,986)	585	(216)	(1,617)
Currency translation adjustment	(82)	(478)	(19)	(579)

Balance at end of year	$5,191	$4,129	$—	$9,320

	Year ended March 31, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$—	$7,788	$—	$7,788
Restructuring costs incurred	18,119	1,010	208	19,337
Accretion expense	—	417	—	417
Restructuring costs paid	(12,002)	(2,576)	(124)	(14,702)
Adjustments	—	1,020	—	1,020
Currency translation adjustment	(227)	(141)	—	(368)

Balance at end of year	$5,890	$7,518	$84	$13,492

The Company has incurred total restructuring costs to date of $39,735, comprised of employee termination benefits of $25,673, facilities costs of $11,692 and other restructuring costs of $2,370 for the other restructuring activities discussed above.

At March 31, 2015, $1,052 (March 31, 2014 – $9,120) of the accrued other restructuring obligation was included in accrued and other current liabilities and $157 (March 31, 2014 – $200) was included in other long-term liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

3. Trade receivables

The activity in the allowance for doubtful receivables was as follows:

	Year ended March 31,
	2015	2014	2013
Balance at beginning of year	$3,182	$3,500	$3,104
Charge to bad debts expense	2,288	516	3,377
Write-off of receivables	(439)	(542)	(2,909)
Currency translation adjustment	(639)	(292)	(72)

Balance at end of year	$4,392	$3,182	$3,500

4. Inventories

The components of inventories were as follows:

	March 31, 2015	March 31, 2014
Finished goods	$54,318	$77,212
Raw materials	803	10,369
Provision for obsolescence	(3,483)	(9,390)

	$51,638	$78,191

The provision for obsolescence is related to finished goods and raw materials inventory.

5. Property and equipment

The components of property and equipment were as follows:

	March 31, 2015	March 31, 2014
Cost
Asset under capital lease, net	$46,030	$52,059
Information systems, hardware and software	56,054	60,660
Assembly equipment, furniture, fixtures and other	28,780	38,234
Assets under construction	1,082	3,965

	$131,946	$154,918
Accumulated depreciation and amortization
Asset under capital lease, net	$5,424	$2,946
Information systems, hardware and software	48,741	49,197
Assembly equipment, furniture, fixtures and other	23,036	29,160

	$77,201	$81,303
Net book value
Asset under capital lease, net	$40,606	$49,113
Information systems, hardware and software	7,313	11,463
Assembly equipment, furniture, fixtures and other	5,744	9,074
Assets under construction	1,082	3,965

	$54,745	$73,615

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Depreciation and amortization expense was $16,619, $25,875 and $24,950 in fiscal years 2015, 2014 and 2013, respectively. The amount of depreciation expense included in cost of sales amounted to $5,353, $9,518 and $3,760 for fiscal years 2015, 2014 and 2013, respectively.

During fiscal 2013, the Company concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2,194 primarily related to discontinued information system projects.

Sale-leaseback transaction

In fiscal 2014, the Company sold its global headquarters building for proceeds of $76,216, net of transaction fees. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The effective interest rate on the capital lease obligation outstanding was 6.6%. The gain on sale of CDN$15,000, has been deferred and is being recognized on a straight-line basis over the initial lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the capital asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Future minimum annual payments under capital lease at March 31, 2015 are as follows:

Fiscal year ending March 31,

Annual minimum lease payments
2016	$4,690
2017	4,690
2018	4,690
2019	5,033
2020	5,065
2021 and thereafter	72,502

Total minimum lease payments	$96,670
Less: imputed interest on capital lease	41,749

Present value of minimum lease payments	$54,921

6. Goodwill

Changes in the carrying amount of goodwill during fiscal year 2013 were as follows:

Balance at March 31, 2012	$34,173
Impairment of goodwill	(34,173)

$—

In fiscal 2013, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. The Company recorded a goodwill impairment charge of $34,173 and reported this amount as a separate line item in the consolidated statements of operations.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

7. Intangible Assets

The components of intangible assets, all of which are finite-lived, were as follows:

	March 31, 2015	March 31, 2014
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,801	3,918

	$50,901	$51,018
Accumulated amortization
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,552	3,469

	$50,652	$50,569
Net book value
Acquired technology	$—	$—
Customer relationships	—	—
Other intellectual property	249	449

	$249	$449

During the third quarter of fiscal 2014, the Company reassessed the estimated useful lives of its acquired technology, customer relationships and certain other intellectual property, due to a decline in the optical touch sensor market for desktop displays. The Company changed the estimated useful lives of these intangible assets to end March 31, 2014. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively. For fiscal 2014, the change in estimate increased amortization by $12,833, decreased net income by $9,240 and earnings per share by $0.08 on a basic and $0.07 on a diluted basis.

Amortization expense of finite-lived intangibles was $160, $22,463 and $9,571 for fiscal years 2015, 2014 and 2013, respectively. The amount of amortization expense included in cost of sales amounted to $89, $96 and $0 for fiscal years 2015, 2014 and 2013, respectively.

During the fourth quarter of fiscal 2014, the Company sold several internally generated intangible assets to a third party resulting in a gain on sale of $4,170.

8. Accrued and other current liabilities

The components of accrued and other current liabilities were as follows:

	March 31, 2015	March 31, 2014
Accrued warranty and related costs (note 9)	$11,448	$17,775
Accrued compensation and employee benefits	8,418	17,230
Accrued restructuring liabilities (note 2)	5,210	9,120
Other current liabilities	19,264	38,811

	$44,340	$82,936

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Other accrued liabilities, as noted in the table above, include, among other things, freight liabilities, in-transit inventory liabilities and marketing program liabilities, none of which are greater than 5% of the current liabilities balance.

9. Product warranty

Changes in the accrued warranty obligation were as follows:

	Year ended March 31,
	2015	2014	2013
Balance at beginning of year	$17,775	$19,794	$17,514
Actual warranty costs incurred	(12,552)	(10,995)	(13,765)
Warranty provision	8,274	10,502	16,373
Adjustments for changes in estimate	—	—	31
Currency translation adjustment	(2,049)	(1,526)	(359)

Balance at end of year	$11,448	$17,775	$19,794

10. Long-term debt and credit facilities

The components of long-term debt were as follows:

	March 31, 2015	March 31, 2014
Term loan	$110,938	$120,313
Unamortized debt discount	(4,440)	(6,015)
Current portion of long-term debt	(10,156)	(9,375)

	$96,342	$104,923

Long-term debt repayments for each of the next five years are as follows:

	Fiscal year ending March 31,
	2016	2017	2018	2019	2020	Total
Long-term debt principal	$10,156	$12,500	$88,282	$—	$—	$110,938
Future interest obligations on long-term debt	$11,467	$10,231	$7,543	$—	$—	$29,241

All debt and credit facilities are U.S. dollar facilities.

(a) Term loan and asset-based loan

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125,000 senior secured term loan (the “Term loan”) and a four-year, $50,000 asset-based loan (the “ABL”). The Term loan and the ABL are secured by substantially all assets of the Company and certain subsidiaries. The ABL was undrawn as of March 31, 2015 and 2014.

The Term loan requires mandatory annual repayments of 7.5% per annum during the first two-and-a-half years and 10.0% in the last two years on a quarterly basis. In addition, the Term loan is subject to an annual

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

excess cash flow sweep beginning March 31, 2014 and each proceeding year after. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time. For fiscal 2015, no repayments were required.

Borrowings under the Term loan bear interest at floating rates, based on LIBOR or the base rate of the administrative agent. Borrowings under the ABL bear interest at floating rates based on the banker’s acceptance rate, LIBOR, the Canadian base rate of the administrative agent or the Canadian prime rate. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the Term loan is priced at LIBOR plus 9.25% with a LIBOR floor of 1.25% and the ABL is priced at LIBOR plus 2.5% at March 31, 2015.

The Company recognized a discount of $7,050 which has been presented as a reduction of the Term loan. The discount is recognized over the term of the loan using the effective interest method, based on an imputed interest rate of 12.4%.

The Company had outstanding letters of credit totaling $1,000 at March 31, 2015 and $8,000 at March 31, 2014. These letters of credit have not been drawn; however, they reduce the amount available to the Company under the ABL.

(b) Deferred financing fees

In July 2013, the Company expensed $2,023 of unamortized deferred financing fees as a result of the repayment of the credit facility refinancing and the subsequent full repayment of the previous first lien facility. These fees are included in interest expense. In July 2013, the Company incurred fees of $4,541 relating to the Term loan and the ABL.

The Company recorded amortization of deferred financing fees of $1,023, $3,471 and $2,155 for fiscal years 2015, 2014 and 2013, respectively.

11. Share capital

(a) Share capital

In April 2014, the Company announced the conversion of 79,464,195 Class B Shares into single-vote Class A Subordinate Voting Shares effective April 17, 2014. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company. The Class A Subordinate Voting Shares have been re-designated as Common Shares.

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Common Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders. Each Common Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of incorporation or prescribed by applicable laws.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The share capital activity was as follows:

	Stated amount	Shares outstanding
Common Shares
Balance, March 31, 2012	$458,585	41,981,110
Participant Equity Loan Plan	996	—
Stock-based compensation	557	115,015
Shares repurchased for cancellation	(5,435)	(574,954)

Balance, March 31, 2013	$454,703	41,521,171
Participant Equity Loan Plan	603	—
Shares issued under stock plans	1,168	651,104

Balance, March 31, 2014	$456,474	42,172,275
April 2014 share conversion	238,407	79,464,195
Participant Equity Loan Plan	234	—
Shares issued under stock plans	1,036	554,443

Balance, March 31, 2015	$696,151	122,190,913
Common Shares – Treasury Shares
Balance, March 31, 2012	$(593)	(218,300)
Participant Equity Loan Plan	(316)	(217,500)
Stock-based compensation	69	25,298

Balance, March 31, 2013	$(840)	(410,502)

Balance, March 31, 2014	$(840)	(410,502)

Balance, March 31, 2015	$(840)	(410,502)
Class B Shares
Balance, March 31, 2012	$238,407	79,464,195

Balance, March 31, 2013	$238,407	79,464,195

Balance, March 31, 2014	$238,407	79,464,195
April 2014 share conversion	(238,407)	(79,464,195)

Balance, March 31, 2015	$—	—

Total share capital	$695,311	121,780,411

(b) Participant Equity Loan Plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase Class A Subordinate Voting Shares of the Company at fair value as determined by a third party valuation.

In 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the Initial Public Offering (“IPO”) transaction would become unrestricted in two equal installments on each of the following two anniversary dates of the IPO. The impact of the Plan amendment was fully amortized at September 30, 2012.

In November 2012, the Plan was amended so that additional compensation was also provided to Plan participants for the purpose of loan repayments.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The compensatory benefit, as a result of these amendments, of the 541,975 Plan shares with outstanding loans was determined at the Plan amendment date using the Black-Scholes-Merton (“BSM”) option pricing model. In fiscal 2015, $0 (2014 – $0; 2013 – $339) was recognized as stock-based compensation related to plan activities with an offset to additional paid-in capital.

During fiscal 2013, 297,500 shares of employees who left the Company were repurchased by a subsidiary company. Stock-based compensation paid related to these repurchases amounted to $53.

(c) Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000 of the Company’s Class A Subordinate Voting Shares. The shares were purchased in the open market at prevailing market prices over a 12-month period between August 25, 2011 and August 24, 2012. In fiscal 2013, the Company repurchased for cancellation 494,954 Class A Subordinate Voting Shares at an average price of $1.51 per share for a total purchase price of $750, resulting in a reduction to stated capital of $5,435 and corresponding credit to additional paid-in capital of $4,685. During the share repurchase plan period, the Company repurchased for cancellation 2,822,440 Class A Subordinate Voting Shares at an average price of $3.72 per share for a total purchase price of $10,505. All the repurchased shares have been cancelled.

(d) Issuance of treasury shares

In fiscal 2013, 115,015 Class A Subordinate Voting Shares were issued at the current market price for settlement of vested RSUs, resulting in a net increase in share capital of $408 and a reduction in additional paid-in capital of $408.

12. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, and employees of the Company and its subsidiaries. The Company has reserved for issuance Common Shares representing up to 12% of the total outstanding Common Shares. At March 31, 2015 there were 5,131,188 stock-based awards available for future grant.

(a) Stock options

Stock options may be settled in cash or shares of the Company at the option of the Company. Stock options vest either over three to four years or cliff-vest after three years, and have a five-year contractual term.

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions:

	Year ended March 31,
	2015	2014	2013
Weighted average fair value of options granted	$1.01	$0.94	$0.72
Risk-free interest rate	1.19%	0.70%	0.54%
Volatility	64.85%	61.51%	63.00%
Expected life in years	4.0	3.5	4.0
Expected dividend yield	0.00%	0.00%	0.00%

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for fiscal 2015 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

During fiscal years 2015, 2014 and 2013, the following activity occurred under the Company’s stock option plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2012	3,000,657	$9.11	3.97	$—
Granted	1,172,000	1.50	—
Exercised	—	—	—
Forfeited	(1,084,462)	7.39	—

Balance at March 31, 2013	3,088,195	$6.86	3.42	$37
Granted	1,128,980	2.12	—
Exercised	(13,375)	1.62	—
Forfeited	(742,460)	8.85	—

Balance at March 31, 2014	3,461,340	$4.91	2.77	$5,901
Granted	2,252,781	2.04	—
Exercised	(11,625)	1.62	—
Forfeited	(733,636)	4.54	—

Balance at March 31, 2015	4,968,860	$3.67	2.03	$—

Vested or expected to vest as of March 31, 2015	4,312,021	$3.92	1.98	$—
Exercisable at March 31, 2015	1,719,343	$6.35	1.58	$—

As at March 31, 2015, the total compensation cost not yet recognized related to unvested stock options was $1,412. This amount is expected to be recognized over the next 35 months on a weighted-average basis. Cash received from stock options exercised for fiscal 2015 was $19 (2014 – $22; 2013 – $0). The total intrinsic value of stock options exercised in fiscal 2015 was $6 (2014 – $17; 2013 – $0).

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors not affiliated with a shareholder of the Company, and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

During fiscal years 2015, 2014 and 2013, the following activity occurred under the Company’s deferred share plan:

	Year ended March 31,
	2015	2014	2013
Balance at beginning of year	103,750	60,000	30,000
Granted	44,226	63,750	30,000
Exercised	—	(20,000)	—
Forfeited	—	—	—

Balance at end of year	147,976	103,750	60,000

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company. Time-based RSUs either vest over three to four years or cliff-vest after three years. Performance-based RSUs vest after three years upon meeting certain three-year financial target and strategic objectives.

During fiscal years 2015, 2014 and 2013, the following activity occurred under the Company’s restricted share plan:

	Number of time-based RSU	Weighted- average fair value	Number of performance- based RSU	Weighted- average fair value
Balance at March 31, 2012	230,950	$5.82	364,125	$5.82
Granted	2,483,000	1.28	197,000	1.27
Exercised	(140,313)	3.93	—	—
Forfeited	(741,801)	1.43	(473,500)	4.19

Balance at March 31, 2013	1,831,836	$1.59	87,625	$4.37
Granted	350,000	1.82	4,750,000	1.50
Exercised	(617,729)	1.73	—	—
Forfeited	(421,260)	1.35	(737,500)	1.59

Balance at March 31, 2014	1,142,847	$1.67	4,100,125	$1.54
Granted	595,309	2.19	—	—
Exercised	(542,818)	1.86	—	—
Forfeited	(182,452)	1.53	(698,125)	1.84

Balance at March 31, 2015	1,012,886	$1.90	3,402,000	$1.48

As at March 31, 2015, estimated total compensation expense not yet recognized related to all unvested RSUs was $5,156, which is expected to be recognized over the next 33 months.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(d) Stock-based compensation expense

A summary of the stock-based compensation expense included in the Consolidated Statements of Operations for fiscal years 2015, 2014 and 2013 are as follows:

	Year ended March 31,
	2015	2014	2013
Research and development	$894	$360	$328
Selling, general and administrative	5,016	3,243	2,956

Total stock-based compensation expense	$5,910	$3,603	$3,284

13. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows:

	Year ended March 31,
	2015	2014	2013
Income (loss) before income taxes
Domestic	$17,435	$30,594	$(14,139)
Foreign	19,546	(9,530)	(49,334)

	$36,981	$21,064	$(63,473)
Combined tax rate	25.00%	25.00%	25.00%

Expected income tax expense (recovery)	$9,245	$5,266	$(15,868)
Adjustments
Non-deductible, non-taxable items	3,684	1,768	2,138
Impairment of goodwill	—	—	8,543
Variation in foreign tax rates	1,646	1,000	275
Deferred income tax rate differences	—	—	305
Change in valuation allowance	1,446	(2,807)	1,296
Investment tax credits – current year	(2,243)	(3,798)	(5,471)
Investment tax credits – prior years	(375)	(1,378)	(172)
Other	(550)	469	(24)

Income tax expense (recovery)	$12,853	$520	$(8,978)

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The components of the deferred income tax assets and liabilities were as follows:

	March 31, 2015	March 31, 2014
Deferred income tax assets
Inventory	$146	$—
Non-capital losses	1,953	—
Foreign non-capital losses	5,691	3,849
Allowance for doubtful receivables	135	445
Derivative contracts	—	61
Property and equipment	1,399	1,077
Deferred revenue	6,765	23,777
Capital lease obligation	818	589
Accrued restructuring obligation	269	2,107
Accrued warranty obligation	4,933	4,589
Deferred financing fees	256	54
Long term debt	2,090	392
Intangible assets	88	552
Other	503	606
Investment tax credits	(651)	—

	24,395	38,098
Deferred income tax liabilities
Inventory	—	58
Valuation Allowance	8,039	3,025
Investment tax credits	—	1,182

	8,039	4,265

Net deferred income tax asset	$16,356	$33,833

Deferred income tax asset – current	$8,052	$27,045
Deferred income tax asset – long-term	8,304	6,788

	$16,356	$33,833

The Company had consolidated non-capital losses for income tax purposes of $28,182 at March 31, 2015 (March 31, 2014 – $12,574; March 31, 2013 – $35,529), of which $7,890 will expire at various times through 2035 and $20,292 will carry forward indefinitely.

In assessing the recording of deferred tax assets, management considers whether it is more likely than not that some portion of or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. To the extent that any portion of the deferred tax assets is not more likely than not to be realized, a valuation allowance has been provided.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiaries file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in various jurisdictions are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is reasonably possible that the Company’s unrecognized tax benefits, if any, could significantly increase or decrease within the next twelve months, although this change is not likely to have a material impact on the Company’s effective tax rate. Future changes in management’s assessment of the sustainability of tax filing positions may impact the Company’s income tax liability.

The Company recognizes interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statements of operations. The Company recognized interest and penalty expense (recovery) related to tax matters of $49, ($13) and $29 for fiscal years 2015, 2014 and 2013, respectively.

14. Earnings (loss) per share amounts

Basic earnings (loss) per share is computed based on the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed based on the weighted average number of Common Shares plus the effect of dilutive potential Common Shares outstanding during the period using the treasury stock method. Dilutive potential Common Shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted earnings (loss) per share were as follows:

	Year ended March 31,
	2015	2014	2013
Net income (loss) for basic and diluted earnings per share available to common shareholders	$24,128	$20,544	$(54,495)
Weighted-average number of shares outstanding – basic	121,581,694	120,997,027	120,744,832
Effect of dilutive securities – stock-based compensation	4,936,429	5,823,144	—

Weighted-average number of shares outstanding – diluted	126,518,123	126,820,171	120,744,832

Earnings (loss) per share
Basic	$0.20	$0.17	$(0.45)
Diluted	$0.19	$0.16	$(0.45)

Anti-dilutive securities excluded from the calculations of diluted earnings per share were 173,048, 117,916 and nil for fiscal years 2015, 2014 and 2013, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

15. Commitments and contingencies

(a)	Commitments

	Fiscal year ending March 31,
	2016	2017	2018	2019	2020 and thereafter	Total
Operating leases	$2,074	$1,910	$1,895	$1,643	$1,602	$9,124

The operating lease commitments relate primarily to office space and represent the minimum commitments under these agreements. The lease terms range from 3 to 12 years. In the third quarter of fiscal 2015, the Company entered into a lease agreement which provides one multi-year lease renewal option and lease incentives of CDN$799. The Company incurred rental expense of $2,132, $2,436 and $3,418 for fiscal years 2015, 2014 and 2013, respectively.

Commitments have been calculated using foreign exchange and interest rates in effect at March 31, 2015. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

16. Segment disclosure

In fiscal 2013, the Company announced a plan to move to a new organizational structure to improve efficiency, execution and customer experience. The Company is now organized based on differences in type of customer. The Education and Enterprise segments provide interactive displays and related hardware, software and services focusing on education and enterprise customers. The NextWindow segment provided desktop and large format interactive display components. The Company’s reportable segments are based on its organizational structure and the internal management information reviewed by its Chief Operating Decision Maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer, who reviews internal management information to make decisions about allocating resources and to evaluate segment performance. Comparative periods have been restated to reflect the new organizational structure.

The Company derives the segment results directly from its internal management reporting system. The accounting policies of the segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies. The CODM evaluates the performance of the reportable segments based on Revenue and Adjusted EBITDA.

Adjusted EBITDA is defined as net income before interest income and expense, income taxes, depreciation and amortization as well as adjusting for the following items: foreign exchange gains or losses, the difference between deferred revenue and deferred revenue recognized (“change in deferred revenue”), stock-based compensation, costs of restructuring, impairment of property and equipment and gains or losses on sale of long-lived assets. The definition of Adjusted EBITDA is consistent for all periods presented.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Management allocates some overhead costs to cost of sales in determining segment Adjusted EBITDA. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include research and development, corporate marketing expenses, general and administrative costs, such as management, finance, legal, information systems and human resources and restructuring costs. Intercompany transactions are not included in segment financial information as they are not provided to the CODM. Asset data is not reviewed by the CODM at the segment level.

The following table shows the revenue and Adjusted EBITDA by reportable segments for each of the last two years. Effective in fiscal 2015 the Company moved to a new organizational structure where three reportable segments were identified compared to fiscal 2013 and 2014 where the Company reported under a single segment. As a result of the changes to our organizational structure, we have not presented our fiscal 2013 segment results because we have determined that it is impracticable to do so as discrete financial information is not available for fiscal 2013.

At the end of fiscal 2015, the Company completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments will be centralized at the corporate level. As a result, we do not expect to have multiple reportable segments in the first quarter of fiscal 2016.

	Year ended March 31,
	2015	2014	2013
Revenue:
Education	$395,233	$439,669	N/A
Enterprise	91,477	93,994	N/A
NextWindow	6,209	55,511	N/A

	$492,919	$589,174	$589,370

Adjusted EBITDA:
Education	$99,179	$143,473	N/A
Enterprise	11,500	16,102	N/A
NextWindow	3,418	5,315	N/A
Corporate(1)	(79,734)	(90,442)	N/A

	$34,363	$74,448	$48,821

(1)

Certain corporate level activity is not allocated to segments, including research and development, corporate marketing expenses, general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The reconciliation from Adjusted EBITDA to the consolidated financial statements was as follows:

	Year ended March 31,
	2015	2014	2013
Adjusted EBITDA	$34,363	$74,448	$48,821
Adjustments:
Change in deferred revenue	(61,595)	(30,792)	(510)
Stock-based compensation expense	5,910	3,603	3,284
Depreciation in cost of sales	5,353	9,518	3,760
Depreciation and amortization	11,337	38,724	30,761
Restructuring costs	6,108	5,891	21,174
(Gain) loss on sale of long-lived assets	(84)	(4,151)	88
Impairment of assets	—	—	36,367
Interest expense	19,958	21,446	12,761
Foreign exchange loss	11,107	9,904	5,003
Other income	(712)	(759)	(394)

Income (loss) before income taxes	$36,981	$21,064	$(63,473)

Revenue information relating to the geographic locations in which the Company sells products was as follows:

	Year ended March 31,
	2015	2014	2013
Revenue
United States	$255,544	$266,610	$329,427
Canada	37,852	62,979	43,636
Europe, Middle East and Africa	152,569	167,099	166,232
Rest of World	46,954	92,486	50,075

	$492,919	$589,174	$589,370

For fiscal year 2015, one customer accounted for 16% of total revenue. For fiscal years 2014 and 2013, no single customer accounted for more than 10% of revenues.

17. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce but do not entirely eliminate the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors as described in note 1(e). The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, partially mitigates this counterparty risk (note 3).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active or inputs that are observable or can be corroborated by observable market data.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

March 31, 2015

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$27,873	$—	$—	$27,873
Derivative instruments	—	639	—	639

Total assets	$27,873	$639	$—	$28,512

Liabilities
Derivative instruments	$—	$927	$—	$927

Total liabilities	$—	$927	$—	$927

March 31, 2014

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$26,712	$—	$—	$26,712
Derivative instruments	—	197	—	197

Total assets	$26,712	$197	$—	$26,909

Liabilities
Derivative instruments	$—	$2,492	$—	$2,492

Total liabilities	$—	$2,492	$—	$2,492

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(a) Fair value of derivative contracts

March 31, 2015
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(607 639 (320	) )	Apr 2015 to Nov 2015 Apr 2015 to Dec 2015 Apr 2015 to Nov 2015	1.1294 - 1.2152 1.4010 - 1.4938 1.7906 - 1.8354	USD 7,000 EUR 20,000 GBP 5,500

$(288)

March 31, 2014
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(430 (694 (928	) ) )	Apr 2014 to Nov 2014 Apr 2014 to Feb 2015 Apr 2014 to Feb 2015	1.0367 - 1.0946 1.3624 - 1.5652 1.5979 - 1.8645	USD 14,000 EUR 16,500 GBP 10,500

$(2,052)

Interest rate derivative contracts	$(242)		Aug 2014	0.785% - 0.850%	83% of the outstanding principal on the Term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $639 is included in other current assets at March 31, 2015 (March 31, 2014 – $197). The fair value of foreign exchange derivative contracts of $927 is included in accrued and other current liabilities at March 31, 2015 (March 31, 2014 – $2,250). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded a gain of $1,295 and losses of $5,784 and $131 for fiscal years 2015, 2014 and 2013, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $0 at March 31, 2015 (March 31, 2014 – $242). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $242 and $720 and a loss of $245 for fiscal years 2015, 2014 and 2013, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt are as follows:

	March 31, 2015		March 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt, excluding debt discount	$110,938	$111,424	$120,313	$122,747

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company, including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

18. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.